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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                             Commission File Number: 000-24742

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K and Form 10-KSB             [_] Form 11-K
              [_] Form 10-Q and Form 10-QSB             [_] Form N-SAR
              [_] Form 20-F

     For Period Ended:   March 31, 2001

     [_] Transition Report on Form 10-K   [_] Transition Report on Form 10-Q
     [_] Transition Report on Form 20-F   [_] Transition Report on From N-SAR
     [_] Transition Report on Form 11-K

     For the Transition Period Ended:  __________________

  Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________


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                                     Part I
                             REGISTRANT INFORMATION


Full Name of Registrant:            U.S. Wireless Corporation
Former Name if Applicable: _______________________________________
Address of Principal Executive Office:

                                2303 Camino Ramon
                                    Suite 200
                               (Street and Number)
                           San Ramon, California 94583
                               (City and Zip Code)

                                     Part II
                            RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

--- ----- ---------------------------------------------------------------------
[X]  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
--- ----- ---------------------------------------------------------------------
[X]  (b)   The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K or Form N-SAR, or X (b) portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report of Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
--- ----- ---------------------------------------------------------------------
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
--- ----- ---------------------------------------------------------------------

                                    Part III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period (attach extra sheets if needed).

As disclosed in the Registrant's Current Report on Form 8-K dated May 26, 2001 as filed with the Commission on June 4, 2001, the Registrant, with the assistance of an independent public accounting firm, is continuing to review and analyze pertinent information and documentation pertaining to the activities of two former executive officers of the Registrant, which review and analysis, and any resulting effect on the Company's financial statements, could not be completed within the prescribed time. Registrant is therefore unable to complete and file the report on Form 10-KSB without unreasonable effort and expense. The Company anticipates that its report on Form 10-KSB will be filed on or before July 16, 2001.

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                                     Part IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Dennis B. Francis, Chief Executive Officer     (925)              327-6200
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                 (Name)                      (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[X] Yes [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Refer to Attachment to Form 12b-25

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                            U.S. Wireless Corporation
                            -------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 2, 2001                By: /s/  Dennis B. Francis
                                      -----------------------------------------
                                      Dennis B. Francis, Chief Executive Officer

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or representations of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ATTACHMENT TO FORM 12b-25


                                     Part IV
                                OTHER INFORMATION

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[X] Yes [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We refer to the Company's Form 8-K dated May 26, 2001. As a result of the investigation of the Company's former Chief Executive Officer and General Counsel by the Audit Committee of the Company's Board of Directors, the Company re-examined certain transactions that were entered into at the direction of the two former officers, which occurred during the Company's fiscal year ended March 31, 2000. As a result of this re-examination, the Company has concluded that it must restate its previous filings on Form 10-QSB as of and for the three months ended June 30, 1999, September 30, 1999, December 31, 1999, June 30, 2000,
September 30, 2000 and December 31, 2000 and restate its previous filing on Form 10-KSB as of and for the fiscal year ended March 31, 2000. The Company expects that the restatement of the financial statements for the fiscal year ended March 31, 2000 will increase its net loss attributable to common shareholders from approximately $11.5 million to $17.7 million; shareholders' equity will decrease from approximately $5.2 million to $4.7 million and total liabilities will increase from approximately $0.7 million to $1.2 million.

The transactions that resulted in the restatement of the Company's financial statements pertain primarily to the issuance of stock and/or stock options to entities with neither evidence of Board of Directors approval nor evidence that the Company received any consideration for the stock and options. Upon re-examination, these transactions have been re-characterized as unauthorized share issuances. As a result, the Company will record a loss due to unauthorized share issuances totaling $5.3 million for the fiscal year ended March 31, 2000. In addition, the Company will record additional stock compensation and certain tax effects totaling $0.9 million in the fiscal year ended March 31, 2000 for other transactions that were reevaluated by management as a result of the findings of the investigation. For the fiscal year ended March 31, 2001 the Company anticipates reporting a net loss to common shareholders of $30.7 million and a net loss per share of $1.57.

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